SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number:   1-18378

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aventis Behring L.L.C. Employee Savings Plan

1020 First Avenue
P.O. Box 61501
King of Prussia, Pennsylvania 19406

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aventis

67917 Strasbourg cedex 9
France

Exhibit Index is at Page 15

AVENTIS BEHRING L.L.C. EMPLOYEE SAVINGS PLAN

Financial Statements as of and for the years ended December 31, 2002 and 2001

Additional information required for Form 5500 for the year ended December 31, 2002

*  Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and

Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of Aventis Behring L.L.C. Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Aventis Behring L.L.C. Employee Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
June 26, 2003

AVENTIS BEHRING L.L.C. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

		As of December 31,
		2002		2001
ASSETS

Investments, at fair value
Registered investment companies:
Janus Worldwide Fund	*	$4,031,038	*	$5,271,440
T. Rowe Price Equity Income Fund		1,584,028		1,406,919
Vanguard 500 Index Fund	*	9,471,703	*	11,177,775
Vanguard Federal Money Market Fund	*	9,020,048	*	8,430,685
Vanguard International Growth Fund		1,299,511		1,348,616
Vanguard PRIMECAP Fund	*	8,101,589	*	9,949,903
Vanguard Small-Cap Index Fund		2,676,070		2,596,475
Vanguard Total Bond Market Index Fund		2,625,258		1,681,760
Vanguard U.S. Growth Fund	*	4,211,515	*	6,275,987
Vanguard Wellington Fund	*	5,060,700	*	4,969,079
Vanguard Windsor II Fund		2,745,536		2,843,704
		50,826,996		55,952,343
Aventis S.A. Stock Fund		713,365		741,254
Participant Loans		1,678,199		1,697,320
		53,218,560		58,390,917
Investments, at contract value
Aventis Interest Income Fund	*	22,845,075	*	20,152,594
Total investments		76,063,635		78,543,511

Receivables
Employer’s contributions		364,626		342,702
Participants’ contributions		444,847		419,082
Loan repayment		10,752		11,503
Total receivables		820,225		773,287

NET ASSETS AVAILABLE FOR BENEFITS		76,883,860		79,316,798

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

AVENTIS BEHRING L.L.C. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001

Additions
Investment income:
Interest and dividend income, investments	$2,106,910	$2,585,717
Net depreciation in fair value of investments	(11,575,095)	(7,808,469)
	(9,468,185)	(5,222,752)
Contributions:
Employer	2,984,058	2,631,893
Participants	6,795,703	6,025,157
	9,779,761	8,657,050

Other additions	3,386	—
Total additions	314,962	3,434,298

Deductions
Payment of benefits	2,744,580	4,094,020
Other deductions	3,320	2,032
Total deductions	2,747,900	4,096,052

Net decrease	(2,432,938)	(661,754)

Net assets available for benefits:
Beginning of year	79,316,798	79,978,552
End of year	$76,883,860	$79,316,798

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of Aventis Behring L.L.C. Employee Savings Plan (originally known as the Centeon L.L.C. Employee Savings Plan), or the “Plan”, is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary, defined contribution 401(k) plan for salaried and hourly employees of Aventis Behring L.L.C. and its U.S. subsidiary, Aventis Behring Sales Force Inc. (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees are eligible to join the Plan following the completion of three months of service (full-time employees) or one year of service (part-time employees).

The Employee Savings Plan Investment Committee, as appointed by the Company’s Chief Financial Officer, is the Plan’s investment fiduciary. The Employee Savings Plan Committee (the “Committee”), as appointed by the Company’s Senior Vice President of Human Resources, is responsible for the general administration of the Plan.

Contributions

All participant contributions are made on a before-tax basis. Each participant may invest from 1 % to 6 % of annual basic compensation (on which the employer match applies) as a basic contribution. Prior to February 1, 2002, each participant was able to make an additional supplemental contribution up to 9%, subject to certain limitations.  Effective February 1, 2002, each participant may make an additional supplemental contribution up to 44%, subject to certain limitations.  The total of the basic and supplemental contributions cannot exceed Internal Revenue Service (“IRS”) limitations for each plan year.  For the 2002 and 2001 plan years, the total of such contributions cannot exceed $11,000 and  $10,500, respectively.  If a participant’s annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

Prior to January 1, 2001, employees earning $80,000 or more annually were subject to a $3,000 limit on the employer matching contribution. Effective January 1, 2001, the Plan eliminated the $3,000 limit on the employer matching contribution for employees whose annual earnings are $80,000 or more. Employer matching contributions for all other employees do not have a limit.

Effective February 1, 2002, the Plan was amended in order to (i) allow participants who are age 50 and older to make “catch up” contributions to the Plan as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA); and (ii) to increase the maximum deferral percentage under the Plan from 15% to 50%.

Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

The Company’s basic matching contribution for plan participants is as follows:

Portion of 6% Basic Contribution		Company Contribution Percentage

1st-3rd	1%	100%
4th-5th	1%	50%
6th	1%	20%

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Upon enrollment of the Plan, participants are fully vested at all times in all amounts held in their accounts.

Participant Loans

Any participant who is an employee may apply for a secured loan provided the request does not exceed 50% of his vested account value and the total outstanding loan does not exceed $50,000. The minimum loan amount is $1,000. Only one loan may be made every 365 days and all loans are subject to approval by the Committee.  Loan terms are limited to five years for general loans and ten years for loans relating to the primary residence of the participant with no penalty for early repayment. The loans are secured by the balance in the participant’s account and bear interest at rates determined by the Committee in accordance with prevailing market rates on similar types of loans, ranging between 5.25% and 10.50% at December 31, 2002. Principal and interest are paid ratably through payroll deductions.  Interest paid by the participant is credited to the participant’s account. If a participant defaults on an outstanding loan, the unpaid amount is treated as a taxable withdrawal and is subject to the ten percent surtax (prior to age 59 1/2) and federal income taxes.

When a participant receives a distribution from the Plan, any outstanding loan principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when he becomes entitled to a distribution as long as his remaining interest in the Plan exceeds his outstanding loan balance.

Payment of Benefits

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant’s death, distribution of his account will be made as soon as administratively practicable upon the receipt of appropriate documentation from his designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant’s account are typically made in a single payment. However, distributions for reasons other than death may be made under a continuous withdrawal method at the discretion of the Committee. Deferrals of distributions cannot be made past the age of 70 1/2.

While employed, a participant may make certain withdrawals upon written notice of (1) employer contributions which are held in investment vehicles and which have been held in such vehicles for at least two years, and (2) basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Committee. At the age of 59 1/2, the participant may withdraw any portion of his basic and supplemental contribution amounts.

Before-tax contributions, Company matching and supplemental contributions, and all investment earnings are fully taxable upon distribution to the participant. Special lump-sum distribution rules apply for full plan withdrawals made after age 59 1/2. A ten percent surtax, as well as a twenty percent mandatory withholding, is applicable to taxable withdrawals and distributions prior to age 59 1/2, subject to certain exceptions.

Plan Termination

The Company’s Board of Directors may amend or suspend the Plan and may terminate the Plan at any time; although there is no present intent to do so. However, no such action may cause the participants’ employee and Company contribution accounts to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated with respect to all participants or a group of participants, all such participant’s accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

Investment Options

All investments are participant directed.  During the plan years ending December 31, 2002 and 2001, participants were able to allocate their contributions, in 1% increments, among the following investment options:

Janus Worldwide Fund

T. Rowe Price Equity Income Fund

Vanguard 500 Index Fund

Vanguard Federal Money Market Fund

Vanguard International Growth Fund

Vanguard PRIMECAP Fund

Vanguard Small-Cap Index Fund

Vanguard Total Bond Market Index Fund

Vanguard U.S. Growth Fund

Vanguard Wellington Fund

Vanguard Windsor II Fund

Aventis Interest Income Fund

Aventis S.A. Stock Fund

Participants may change their investment options at any time.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Guaranteed investment contracts are stated at contract value (cost plus interest income earned on a daily accrual basis) which approximates fair value (Note 3).  Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.  The Aventis S.A. Stock Fund is valued at its year end unit closing price (comprised of common stock market price plus uninvested cash position).  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Forfeited Accounts

At December 31, 2002 and December 31, 2001, forfeited nonvested accounts totaled $4,802 and $3,167, respectively.  These accounts will be used to reduce future employer contributions.  No forfeitures were used in 2002.

NOTE 3 - INVESTMENT CONTRACT WITH INSURANCE COMPANIES

The Aventis Interest Income Fund (the “Fund”) consists of guaranteed investment contracts with various insurance companies (“Issuers”). Additionally, the fund holds shares of the Vanguard Retirement Savings Trust, a collective trust fund sponsored by the Vanguard Group with a value of $22,918,324 and $15,888,942 at December 31, 2002 and 2001, respectively. The Fund was created as a vehicle for the Plan and Aventis Bio-Services, Inc. Employee Savings Plan to invest in guaranteed investment contracts. The Plan owns an undivided interest in the Fund, which totaled $22,845,075 and $20,152,594 at December 31, 2002 and 2001, respectively. The Fund is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the Issuers. The investment contracts included in the Fund are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive. There are no reserves required against contract value for credit risk of the contract issuer or otherwise. The total fair value of the Fund at December 31, 2002 and 2001 is $29,680,661 and $26,264,274, respectively.  The crediting interest rates of the investment contracts range from 6.09% to 7.13% at December 31, 2002. Beginning in 1998, certain contracts began to mature. At maturity, the proceeds will be invested in the Vanguard Retirement Savings Trust, invested primarily in investment contracts issued by insurance companies and commercial banks which seeks stability of principle and a high level of current income consistent with a two to three year average maturity.

NOTE 4 - INVESTMENTS

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002	2001

Registered Investment Companies	$(11,313,155)	$(7,705,086)
Common Stock	(261,940)	(103,383)
	$(11,575,095)	$(7,808,469)

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and a collective trust fund managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC is the trustee as defined by the Plan. The Plan also invests in shares of Aventis S.A.’s stock through the Aventis S.A. Stock Fund.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

As discussed in Note 3, the Plan participates with Aventis Bio-Services, Inc. Employee Savings Plan in the Aventis Interest Income Fund, an investment option available to both companies’ participants.

NOTE 6 - PLAN EXPENSES

All costs and expenses, exclusive of fees for participant loans, incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 1, 2002 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - SUBSEQUENT EVENTS

On February 20, 2002, Aventis announced that it had signed a non-binding letter of intent with Bayer AG as a preliminary step toward the potential combination of their respective therapeutic blood plasma businesses, Aventis Behring and Bayer Biological Products.  According to the terms of this letter of intent, the combined business would be jointly owned by Aventis and Bayer, with Bayer holding a majority stake.  As a minority shareholder, Aventis was granted an option to sell its minority stake to Bayer at a later stage.  It had been the goal of both companies that the combined business would begin operating as a new company in early 2003, subject to necessary shareholder and regulatory approvals.

On January 31, 2003, Aventis and Bayer AG announced that they were jointly terminating discussions to combine their respective therapeutic blood plasma businesses.  No further plans for each company was made public at that time.

On February 18, 2003, Aventis has entered into preliminary discussions with CSL Limited on a potential sale of Aventis Behring to CSL Limited.  In the event that this transaction is completed, the combined new company will focus on the therapeutic protein industry by manufacturing and selling superior quality blood plasma and recombinant products to a global market.  As these discussions are still in the very preliminary stage, no formal date has yet been determined for signing a binding letter of intent or combination of the businesses.

Effective June 26, 2003, the Vanguard U.S. Growth Fund (“U.S. Growth Fund”) and the Janus Worldwide Fund (“Janus Fund”) were frozen to new contributions.  The Vanguard First Eagle Fund replaced the U.S. Growth Fund and the American Funds Amcap A Fund replaced the Janus Fund, which were added as new investment options in the Plan.  Participants who made contributions to the U.S. Growth Fund or the Janus Fund were given the option to choose a replacement fund for future contributions.  Participants who do not choose a replacement fund will have new contributions automatically mapped into the respective replacement fund.

Additional Information
Required for Form 5500

AVENTIS BEHRING L.L.C. EMPLOYEE SAVINGS PLAN	Schedule I

Schedule of Assets (Held at End of Year)

As of December 31, 2002

Aventis Behring L.L.C. Employee Savings Plan, EIN 23-2809344

Attachment to Form 5500, Schedule H, Part IV, Line i:

Identity of Issue		Investment Type	Current Value

	Janus Worldwide Fund	Registered Investment Company	$4,031,038
	T. Rowe Price Equity Income Fund	Registered Investment Company	1,584,028
*	Vanguard 500 Index Fund	Registered Investment Company	9,471,703
*	Vanguard Federal Money Market Fund	Registered Investment Company	9,020,048
*	Vanguard International Growth Fund	Registered Investment Company	1,299,511
*	Vanguard PRIMECAP Fund	Registered Investment Company	8,101,589
*	Vanguard Small-Cap Index Fund	Registered Investment Company	2,676,070
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,625,258
*	Vanguard U.S. Growth Fund	Registered Investment Company	4,211,515
*	Vanguard Wellington Fund	Registered Investment Company	5,060,700
*	Vanguard Windsor II Fund	Registered Investment Company	2,745,536
*	Aventis S.A. Stock Fund	Company Stock Fund	713,365
	Participant Loans	5.25%-10.50%	1,678,199
	Interest in Aventis Interest Income Fund (77.0%)
	The Pacific Mutual Life Insurance Company (6.50%, 1/15/03)	Unallocated Insurance Contract	1,469,685
	The Principle Mutual Life Insurance Company (6.09%, 1/15/03)	Unallocated Insurance Contract	2,230,803
	The Principle Mutual Life Insurance Company (6.69%, 1/15/04)	Unallocated Insurance Contract	1,468,018
	The Principle Mutual Life Insurance Company (7.13%, 1/15/04)	Unallocated Insurance Contract	1,589,656
*	Vanguard Retirement Savings Trust (4.72%)	Common/Collective Trust	22,918,324

*  Party in Interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVENTIS BEHRING EMPLOYEE SAVINGS PLAN

Date:	June 26, 2003	By:	/s/ Elizabeth Sibray
Elizabeth Sibray, Plan Administrator

EXHIBIT INDEX

Exhibit	Description

A

Consent of PricewaterhouseCoopers LLP to incorporation by reference in the Registration Statement on Form S-8 of Aventis and the Aventis Behring L.L.C. Employee Savings Plan of their report dated June 26, 2003, relating to the financial statements of the Aventis Behring L.L.C. Employee Savings Plan, which appears herein.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 23-2809344) of Aventis Behring L.L.C. of our report dated June 26, 2003 relating to the financial statements of Aventis Behring, L.L.C. Employee Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 26, 2003